Exhibit 99.1
Dear ADR Holder:
     In accordance with the provisions of the Deposit Agreement dated as of May 10, 1996, (the “Deposit Agreement”), among Guangshen Railway Company Limited, a corporation organized under the laws of the People’s Republic of China (the “Company”), JPMorgan Chase Bank, N.A. (fka Morgan Guaranty Trust Company of New York), as depositary (the “Depositary”), and all holders from time to time of American depositary receipts (“ADRs”) issued thereunder, you are hereby notified that certain provisions of the Deposit Agreement have been amended by Amendment No. 1 dated as of April 23, 2009 (the “Amendment”) to the Deposit Agreement. In addition to other amendments that can be viewed on the website of the US Securities and Exchange Commission (www.sec.gov, the following provisions of the form of ADR (including all outstanding ADRs) have been amended:
1. Paragraph (7) of each ADR is amended to read as follows:
(7) Charges of Depositary. The Depositary may charge, and collect from, (i) each person to whom ADSs are issued, including, without limitation, issuances against deposits of Shares, issuances in respect of Share Distributions, Rights and Other Distributions (as such terms are defined in paragraph (10)), , and (ii) each person surrendering ADSs for withdrawal of Deposited Securities or whose ADSs are cancelled or reduced for any other reason, U.S.$5.00 for each 100 ADSs (or portion thereof) issued, delivered, reduced, cancelled or surrendered (as the case may be). The Depositary may sell (by public or private sale) sufficient securities and property received in respect of Share Distributions, Rights and Other Distributions prior to such deposit to pay such charge. The following additional charges shall be incurred by the Holders, by any party depositing or withdrawing Shares or by any party surrendering ADSs, to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by the Company or an exchange of stock regarding the ADSs or the Deposited Securities or a distribution of ADSs pursuant to paragraph (10)), whichever is applicable (i) a fee of U.S.$0.02 or less per ADS (or portion thereof) for any Cash distribution made pursuant to the Deposit Agreement, (ii) a fee of U.S.$1.50 per ADR or ADRs for transfers made pursuant to paragraph (3) hereof, (iii) a fee for the distribution or sale of securities pursuant to paragraph (10) hereof, such fee being in an amount equal to the fee for the execution and delivery of ADSs referred to above which would have been charged as a result of the deposit of such securities (for purposes of this paragraph (7) treating all such securities as if they were Shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the Depositary to Holders entitled thereto, (iv) an aggregate fee of U.S.$0.02 per ADS per calendar year (or portion thereof) for services performed by the Depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against Holders as of the record date or record dates set by the Depositary during each calendar year and shall be payable at the sole discretion of the Depositary by billing such Holders or by deducting such charge from one or more cash dividends or other cash distributions), provided, however, that if the Depositary imposes a fee under this clause (iv), then the total of fees assessed under this clause (iv), combined with the total of fees assessed under clause (i) above, shall not exceed U.S. $0.02 per ADS in any calendar year, and (v) reimbursement of such fees, charges and expenses as are incurred by the Depositary and/or any of the Depositary’s agents (including, without limitation, the Custodian and expenses incurred on behalf of Holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the Shares or other Deposited Securities, the delivery of Deposited Securities or otherwise in connection with the Depositary’s or its Custodian’s compliance with applicable law, rule or regulation (which charge shall be assessed on a proportionate basis against Holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the Depositary by billing such Holders or by deducting such charge from one or more cash dividends or other cash distributions). The Company will pay all other charges and expenses of the Depositary and any agent of the

Depositary (except the Custodian) pursuant to agreements from time to time between the Company and the Depositary, except (i) stock transfer or other taxes and other governmental charges (which are payable by Holders or persons depositing Shares), (ii) cable, telex and facsimile transmission and delivery charges incurred at the request of persons depositing, or Holders delivering Shares, ADRs or Deposited Securities (which are payable by such persons or Holders), (iii) transfer or registration fees for the registration or transfer of Deposited Securities on any applicable register in connection with the deposit or withdrawal of Deposited Securities (which are payable by persons depositing Shares or Holders withdrawing Deposited Securities; there are no such fees in respect of the Shares as of the date of the Deposit Agreement), and (iv) expenses of the Depositary in connection with the conversion of foreign currency into U.S. dollars (which are paid out of such foreign currency). Such charges may at any time and from time to time be changed by agreement between the Company and the Depositary.
2. Paragraph (10) (b) (i) of each ADR is amended to read as follows:
(i) Additional ADRs evidencing whole ADSs representing any Shares available to the Depositary resulting from a dividend or free distribution on Deposited Securities consisting of Shares or from a stock split or pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or the Deposited Securities (any such event defined hereunder as a “Share Distribution”)
3. Paragraph (14) of each ADR is amended by inserting the following sentences immediately prior to the last sentence thereof:
Notwithstanding anything to the contrary set forth in the Deposit Agreement or an ADR, the Depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the Deposit Agreement, any Holder or Holders, any ADR or ADRs or otherwise related hereto to the extent such information is requested or required by or pursuant to any lawful authority, including without limitation laws, rules, regulations, administrative or judicial process, banking, securities or other regulators. Neither the Company nor the Depositary nor any of their respective agents shall be liable to Holders, beneficial owners of interests in ADSs or any other third parties for any Special Damages.
Existing ADRs will continue to be valid and will not have to be exchanged for new ADRs. The effective date of the amendment set forth above is 30 days from the date hereof (i.e. May 25, 2009). Every Holder at the expiration of such 30 days shall be deemed by holding an ADR to consent and agree to such amendment and to be bound by the Deposit Agreement and the ADRs as amended thereby.
If you have any questions, please call the JPMorgan Service Center at 1-800-990-1135. You can visit our Website at adr.com for worldwide ADR market information.
JPMorgan Chase Bank N.A., as Depositary
Dated: April 24, 2009

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